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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*


                               BEST BUY CO., INC.
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                                (Name of Issuer)

                     Common Stock, par value $.10 per share
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                         (Title of Class of Securities)

                                    086516101
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                                 (CUSIP Number)

                               Richard M. Schulze
                             7075 Flying Cloud Drive
                          Eden Prairie, Minnesota 55344
                                 (612) 947-2448
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            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)

                                January 15, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

NOTE:  THIS STATEMENT CONSTITUTES AN ORIGINAL REPORT ON SCHEDULE 13D
       OF EACH OF THE REPORTING PERSONS (AS DEFINED IN THE SCHEDULE 13D).


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CUSIP No.   086516101
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        (1)   Names of Reporting Persons
              S.S. or I.R.S. Identification Nos. of Above Persons

              Richard M. Schulze
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        (2)   Check the Appropriate Box if a Member of a Group
                                                              (a)       [     ]
                                                              (b)       [     ]
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        (3)   SEC Use Only

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        (4)   Source of Funds

              OO
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        (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)

              [     ]
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        (6)   Citizenship or Place of Organization

              U.S.
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Number of     (7)  Sole Voting Power           8,465,143  shares
Shares Bene-  -----------------------------------------------------------------
 ficially     (8)  Shared Voting Power           727,950  shares
Owned by      -----------------------------------------------------------------
Each Report-  (9)  Sole Dispositive Power      8,471,637  shares
 ing Person   -----------------------------------------------------------------
 With         (10) Shared Dispositive Power      727,950  shares
-------------------------------------------------------------------------------

        (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                9,199,587 shares
-------------------------------------------------------------------------------
        (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

              [      ]
-------------------------------------------------------------------------------
        (13)  Percent of Class Represented by Amount in Row (11)

                21.4%
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        (14)  Type of Reporting Person

              IN


                                Page 2 of 4 pages


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ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this statement relates is the common stock, par value $.10 per share (the "Common Stock"), of Best Buy Co., Inc., a Minnesota corporation (the "Company"). The principal executive offices of the Company are located at 7075 Flying Cloud Drive, Eden Prairie, Minnesota 55344.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (c). This statement is being filed by Richard M. Schulze, the Chairman and Chief Executive Officer of the Company. The Company is a specialty retailer offering a wide variety of name brand consumer electronics, home office equipment and computers, entertainment software and appliances. The address for the Reporting Person and the Company is 7075 Flying Cloud Drive, Eden Prairie, Minnesota 55344.

         (d) and (e). During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f). The Reporting Person is a U.S. citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         365,300 shares at an aggregate price of $4,721,225 were acquired in open market purchases on margin through and with funds borrowed from Goldman, Sachs & Co. ("Goldman"). The Reporting Person has pledged 1,744,844 shares of Common Stock owned by him to secure the margin loan.

         102,000 shares were acquired directly from the Company pursuant to the exercise of stock options at an aggregate price of $339,000. The Reporting Person used personal funds to pay the aggregate exercise price therefor.

ITEM 4.  PURPOSE OF TRANSACTION.

         Investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b). See Schedule 13D cover page, rows (7) through (11) inclusive and (13).

         (c). Between January 15 and 19, 1996, the Reporting Person purchased 365,300 shares of Common Stock in the market at prices ranging from $12.50 to $13.50, or an aggregate price of $4,721,225. Additionally, the Reporting Person purchased 102,000 shares of Common Stock on


                                Page 3 of 4 pages


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January 25, 1996 pursuant to the exercise of options granted to him under the
Company's stock option plans, as amended. The exercise prices for such shares ranged from $2.50 to $3.50 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

         The Reporting Person has pledged 1,744,844 shares of Common Stock to Goldman to secure a $4,721,225 margin loan made by Goldman in connection with the Reporting Person's acquisition of stock. In the event the Reporting Person defaults on the loan, Goldman will have the right to foreclose on the pledged shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.





                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:    January 26, 1996                   By: /s/ Richard M. Schulze
                                               -----------------------------
                                                    Richard M. Schulze










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